January 7, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:  John Reynolds

Re:                                                     Mines Management, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 29, 2012

File No. 001-32074

Ladies and Gentlemen:

This firm represents Mines Management, Inc. with respect to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission as set forth in its comment letter dated December 18, 2012 (the “Comment Letter”) relating to the Form 10-K filed March 29, 2012 (the “Form 10-K”) by Mines Management, Inc. (the “Company”).

The number set forth next to the response in this letter corresponds to the number referenced in the staff’s comments, as set forth in the Comment Letter.

Form 10-K for the Fiscal year Ended December 31, 2011

Exhibits

1.  We note your disclosure on page 27 that you have entered into a binding letter of intent pursuant to which you could acquire 75% of the La Estrella silver and gold exploration property.  Please confirm that you will file this binding letter of intent pursuant to Item 601(b)(10) with your next periodic report or provide us with an explanation as to why such agreement should not be filed.

Response:

The Company did not file the binding letter of intent as an exhibit to its Form 10-K for the fiscal year ended December 31, 2011 based on its determination that (i) the letter of intent is such as ordinarily accompanies the kind of business conducted by the Company and its subsidiaries and thus was not required to be filed, and (ii) the letter of intent was not otherwise material.

The Company is engaged in the business of acquiring, exploring and if successful developing mineral properties, as noted in the opening sentences of the Company’s Form 10-K.  A binding letter of intent regarding negotiation of definitive earn-in agreements for an exploration property such as the La Estrella property and setting forth the price and other basic terms of those agreements is a contract such as ordinarily accompanies the kind of business conducted by the Company and need not be filed unless otherwise required to be filed by S-K Item 601(10)(ii), which was not applicable in this instance.

The letter of intent established the terms upon which the Company could conduct exploration operations on the La Estrella property in Peru and could acquire a 75% interest in the property.  The Company determined that the letter of intent was not material because the letter of intent provided that (i) either party could terminate the letter of intent at any time without cause, with the only remaining obligation being a $50,000 payment by the terminating party to the non-terminating party, (ii) if definitive agreements were signed, the Company’s expenditures in the first year required to maintain the definitive agreement in effect totaled $500,000, (iii) the Company would have the right under the definitive agreements to terminate the definitive agreements at any time, with the maximum expenditure required of the Company if it terminated the definitive agreements in the first year being the greater of $350,000 or the amount spent by the Company at the time of termination.  Based on the Company’s year-end 2011 cash position (including certificates of deposit) of $18.7 million, and its plans to spend approximately $8.5 million in 2012, including the anticipated expenditure of $500,000 on the La Estrella exploration property, the Company did not consider its obligations under the letter of intent to be material.

In addition, the Company’s plan, as is typical in the case of exploration properties, was to perform exploration work on the property including sampling and drilling and then to determine, based on an analysis of the results of that work, whether to proceed with additional exploration as permitted by the definitive agreements, or to terminate the definitive agreements.  The Company’s plans with respect to evaluating the La Estrella property for further work or for termination also support its determination that the letter of intent was not material.

The Company has completed its initial sampling and drilling of the La Estrella property and is currently analyzing the results of its exploration work.  The Company expects to decide during the first quarter 2013 whether to proceed with additional exploration of the La Estrella property, or to terminate the definitive earn-in agreement with respect to the property.  If the Company decides to proceed with additional exploration of the La Estrella property, the Company will file the definitive agreement with its next periodic report.

The Company hereby acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions.

Sincerely,

/s/Deborah J. Friedman
Deborah J. Friedman

cc:	James Lopez, SEC Adam Turk, SEC James H. Moore, mines management